Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: May 29, 2025

Following are (i) a transcript of the narrative of a video posted on YouTube on May 29, 2025, by Colion Noir, a nominee to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between Metroplex Trading Company LLC (d/b/a GrabAGun.com) and Colombier Acquisition Corp. II, and (ii) certain social media posts by Mr. Noir also made on May 29, 2025.

Colion Noir:

Donald Trump is co-hosting an investor event in New York City next week for a company the New York Post calls the Amazon of gun sales. Now, that headline alone should raise a few eyebrows because we already know anytime guns in anything remotely resembling tech or modern infrastructure comes together, somebody in power somewhere gets nervous.

The company is called GrabAGun. If you’re in the two-way world, you’ve probably already used them before. Buy the gun online, ship it to your FFL, background check, done, simple, easy. They’ve been around a while, but now they’re stepping it up.

According to the Post, Trump Jr. along with business partner Omeed Malik, and GrabAGun CEO Marc Nemati plan to take the company public through a SBAC merger with Columbia Air Acquisition Corp 2. The ticker symbol they’re planning to trade under, P-E-W. Yeah, as in pew-pew. That’s the level of trolling I can get behind. Now, this isn’t just a gun store IPO, this is what’s called a SPAC play, or a special purpose acquisition company. For those who don’t know what that is, here’s a quick breakdown.

Narrator:

You’ve probably heard of initial public offerings, or IPOs, but what about SPACs? These are special purpose acquisition companies and they’re a twist on a traditional IPO.

SPACs are formed solely to raise money through an IPO to buy another existing company. Also known as blank check companies, SPACs have existed since the 1990s. They’ve recently gained popularity as a way for big name companies, like Virgin Galactic for example, to go public.

Why are SPACs so popular? A big part of their appeal is that they’re often easier and faster than traditional IPOs, offering private companies an alternative way to go public. Once the SPAC has gone public, investors can buy shares just as they would in any other publicly traded company. The money raised during the IPO is put in an interest bearing trust account and can be used only to acquire another company.

Colion Noir:

So yeah, this isn’t just about selling guns online. This is about a gun company using Wall Street’s own tools to break into a space we’ve been locked out of for years. If you’ve been paying attention to how traditional financial institutions treat gun businesses, that’s not just interesting, it’s revolutionary.

We’ve been screaming for years in the two-way world about how badly we need our own infrastructure, our own platforms, our own tools, our own everything, because the places we’ve been forced to rely on don’t want us there. Let me put it plainly. Banks have dropped gun companies with zero warning. Insurance companies cancel policies the second they hear FFL. Credit card processors have been bullied into tracking gun sales using merchant codes. YouTube demonetizes our videos, Instagram shadow bans anything with a barrel, and let’s not forget Operation Choke Point.

Second Narrator:

Operation Choke Point is a government initiative designed to intimidate banks from doing business with industries the government considers high risk. This secret program threatens banks with audits, lawsuits, or heightened regulatory scrutiny. 30 industries were targeted, including short-term lenders, telemarketers, and firearms sellers. This operation effectively chokes high-risk businesses from banks, payment processors, and other financial services. Without a bank to deposit money or payment processor to handle credit card transactions, businesses cannot operate.

Colion Noir:

That’s not some conspiracy theory, that’s not a fringe talking point. That was a federal policy targeting lawful gun businesses and trying to strangle them out of existence without passing a single new law. No debate, no vote, just quiet pressure behind the scenes. Even though they say Operation Choke Point ended in 2017, the effects never really went away.

Banks still drop FFLs with no explanation. Payment processors still run for the hills. The message is the same. If you’re in the gun world, you’re guilty until proven profitable, and yet somehow we’re still here. So yeah, seeing a company in the gun space not just survive all of that, but then take the next step and go public, that’s not just cool, it’s a direct challenge to the system that’s been trying to keep us boxed in out of the modern world.

Now, I’m not here telling you to go buy stock. I’m literally not allowed to say that. I sit on the board of this company, so let me be very clear. This is not financial advice, but I can tell you this. For the first time, we might be looking at the blueprint for what building a future-proof two-way ecosystem could actually look like. One that doesn’t have to beg for a seat at the table because it’s building its own damn table. This is the kind of thing that doesn’t just move the needle, it recalibrates the entire scale.

And if it succeeds, we’re not just talking about one gun company on the stock exchange. We’re talking about a proof of concept for something way bigger. That we in the gun community don’t need to ask permission to be part of the modern economy. We just need to build and keep building and never stop. So whether this thing flies or falls, it’s a shot fired into a system that’s been working overtime to silence people like you and me and for once, I don’t think they can ignore it.

One thing’s for certain, and two things are for sure. Politicians and tech giants don’t want gun content to be recommended to you. We’re all fighting this cultural war together. Now, you can help do your part by liking, commenting, subscribing to the channel, but most importantly, sharing this video with at least one person. Together, we can stop the suppression of our two-way rights and don’t forget to click the link in the description section of this video for the products that I mentioned in this video.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.

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